[GRAPHIC OMITTED]
              500 Boylston Street, Boston, Massachusetts 02116-3741
                               Phone 617-954-5000



                                        December 15, 2009


VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE: Post-Effective Amendment No. 55 to Registration Statement on Form N-1A for MFS Series Trust I (File Nos. 33-7638; 811-4777) ("Trust I") and Post-Effective Amendment No. 49 to Registration Statement on Form N-1A for MFS Series Trust IV (File Nos. 2-54607; 811-2594) ("Trust IV")
          ----------------------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Trust I and Trust IV, this letter sets forth our responses to your comments on the above-mentioned Registration Statements, each filed on October 13, 2009.

General Comments

1. Comment: Please file a "Tandy" representation letter in connection with the comment process for the above-referenced Registration Statements.

         Response: A "Tandy" representation letter will be filed on or before the date hereof.

Prospectus

2. Comment: For each series of Trust I and Trust IV, delete the disclosure from the first paragraph introducing the Expense Summary Table that is substantially as follows: "The annual fund operating expenses below are based on expenses reported during the fund's most recently completed fiscal year expressed as a percentage of the fund's average net assets during the period. They have been adjusted to reflect annualized expenses and certain current fee arrangements, but have not been adjusted to reflect the fund's current asset size. The fund's annual operating expenses will likely vary from year to year. In general, a fund's annual operating expenses as a percentage of the fund's assets increase as the fund's assets decrease."

         Response: As discussed, we will delete the disclosure from the introduction to the fee table and include it after the fee table in narrative form.
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Securities and Exchange Commission
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3.       Comment: For MFS Core Growth Fund and MFS Research International Fund,
         series of Trust I, delete the following disclosure from the first paragraph introducing the Expense Summary Table: "These expenses do not reflect the fees or expenses imposed by an asset-based fee program through which an investment is made."

         Response:  The requested change will be made.

4. Comment: For each series of Trust I and Trust IV (except MFS Money Market Fund and MFS Government Money Market Fund), do not footnote the maximum deferred sales charge for Class A shares in the Expense Summary Table; rather, show the maximum in the table (1.00%) and describe any further information below the chart in narrative form.

         Response: We will show the maximum in the table and pursuant to Instruction 2(a)(i) to Item 3 which permits the use of a narrative footnote describing how the deferred sales charge changes over time, we will include the following as footnote to the table "On shares purchased on or after September 1, 2008, without an initial sales charge and redeemed within 24 months of purchase."

5. Comment: For MFS Cash Reserve Fund, a series of Trust I, and MFS Money Market Fund and MFS Government Money Market Fund, series of Trust IV, delete the footnote to the Expense Summary Table that is substantially as follows: "The fund's distributor, MFS Fund Distributors Inc. (MFD), has voluntarily agreed to waive all or a portion of the distribution and/or service fees for Class B, Class C, Class 529B, Class 529C, Class R1, Class R2, and Class R3 shares, and to waive all or a portion of the program management fees for Class 529A,Class 529B, and Class 529C shares, and MFS has voluntarily agreed to waive all or a portion of the fund's management fee, and to bear some or all of the fund's expenses, to avoid a negative yield for the fund. Such fee waivers are not reflected in the table. Had these fee waivers been taken into account, "Total Annual Fund Operating Expenses" and/or "Net Annual Fund Operating Expenses" would be lower. MFD and/or MFS may terminate these voluntary waivers at any time."

         Response:  The requested change will be made.

6. Comment: For MFS Core Equity Fund, a series of Trust I, delete the following portion of footnote 1 that is not reflected in the Expense Summary Table: "Assets attributable to certain Class A shares sold prior to October 1, 1989 are subject to a service fee of 0.15% of the fund's average daily net assets annually. However, to the extent the aggregate Class A service fees paid under the distribution plan do not exceed 0.25% of the fund's average daily net assets annually, the fund may pay the remaining amount of service fees available under the plan for distribution-related expenses."
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Securities and Exchange Commission
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         Response:  The requested change will be made.

7. Comment: For MFS Cash Reserve Fund, MFS Core Equity Fund, MFS Core Growth Fund, MFS New Discovery Fund, and MFS Technology Fund, series of Trust I, in the Example of Expenses section, delete the following phrase: ", except that the fund's total operating expenses are assumed to be the fund's "Net Annual Fund Operating Expenses" for the period during which any written fee reductions are in effect (see" Expense Summary Table" above)."

         Response: As discussed, we will delete the disclosure from the introduction to the Example of Expenses and include after the examples in narrative form the following sentence, "The fund's total operating expenses are assumed to be the fund's "Net Annual Fund Operating Expenses" for the period during which any written fee reductions are in effect."

8. Comment: For MFS Core Growth Fund and MFS Research International Fund, series of Trust I, delete the following disclosure from the introduction to the Example of Expenses, "These examples do not reflect the fees and expenses imposed by the investment vehicle through which an investment in the fund is made."

         Response:  The requested change will be made.

9. Comment: For each series of Trust I and Trust IV, delete the following footnote to the Example of Expenses chart: "Class B shares convert to Class A shares and Class 529B shares convert to Class 529A shares approximately eight years after purchase; therefore, years nine and ten reflect Class A and Class 529A expenses, respectively."

         Response: As discussed, we will move the footnote to below the chart and put in narrative form.

10. Comment: For each series of Trust I and Trust IV, delete the following footnote to the Average Annual Total Returns Chart: "Class B shares convert to Class A shares and Class 529B shares convert to Class 529A shares approximately eight years after purchase; therefore, returns for the period after conversion reflect the performance of Class A shares and Class 529A shares, respectively."

         Response: As discussed, we will move the footnote to below the chart and put in narrative form.

11. Comment: For each series of Trust I and Trust IV, delete the footnote to the Average Annual Total Returns Chart that describes a primary index: With respect to funds which list a secondary index, move footnote disclosure
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Securities and Exchange Commission
December 15, 2009
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         describing the secondary index below the chart in
         narrative form. It is permissible to describe how the second index differs from the first in the narrative.

         Response:  The requested change will be made.

12. Comment: For each series of Trust I and Trust IV, move the footnotes to the Bar Chart and to the Average Annual Total Returns chart regarding non-recurring administrative proceedings and litigation settlements below each chart in narrative form.

         Response:  The requested change will be made.

13. Comment: For each series of Trust I and Trust IV, delete the following footnote to the Average Annual Total Returns Chart regarding the source of the data: "Source: FactSet Research Systems Inc."

         Response:  The requested change will be made.

14. Comment: For MFS New Discovery Fund, a series of Trust I, delete the following footnote to the Average Annual Total Returns Chart regarding the commencement date of Class W shares: "Class W shares were not offered for sale as of December 31, 2008."

         Response:  The requested change will be made.

15. Comment: For each series of Trust I and Trust IV, please confirm that the paragraphs below the Average Annual Total Returns Chart regarding commencement of investment operations and the blending of class performance is included in reliance upon applicable no-action letters (e.g., Nicholas/Applegate and Mass Mutual).

         Response:  Confirmed.

16. Comment: For MFS Cash Reserve Fund, a series of Trust I, and MFS Money Market Fund and MFS Government Money Market Fund, series of Trust IV, consider adding disclosure to the Principal Strategies section relating to principal investment strategies that expose the fund to municipal risk.

         Response: We will replace the first two sentences of the Principal Strategies section with the following, "MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests the fund's assets in U.S. dollar-denominated money market instruments and repurchase agreements. Money market instruments include bank certificates of deposit and other bank obligations of U.S. and foreign banks; notes, commercial paper, and asset-backed securities of U.S. and foreign issuers; U.S. and foreign government securities; and municipal instruments.
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Securities and Exchange Commission
December 15, 2009
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17.      Comment: For MFS Cash Reserve Fund, a series of Trust I, and MFS Money
         Market Fund and MFS Government Money Market Fund, series of Trust IV, consider describing in the Principal Strategies section to what extent the fund will invest in U.S. dollar-denominated foreign securities; if extent is de minimus, consider deleting disclosure regarding foreign exposure risk.

         Response: We have revised the Principal Strategies disclosure as described in our response to Comment #16 to clarify the role of U.S dollar-denominated foreign securities. We are not aware of any requirement to disclose the extent to which a fund may invest in a particular investment.

18. Comment: For each series of Trust I and Trust IV (except MFS Cash Reserve Fund, MFS Money Market Fund and MFS Government Money Market
         Fund), consider describing in the Principal Strategies section to what extent and for what purpose the fund will engage in leveraging.

         Response: We do not believe that each principal risk is required to correspond to a principal strategy. For example, we believe that counterparty risk could be a principal risk of a fund, but that there is no corresponding principal strategy. Similarly, leveraging is included as a principal risk of the fund because leveraging can result from certain transactions the fund enteres into even if leveraging is not a principal strategy of the fund. Therefore, we respectfully decline to include leveraging as a principal investment strategy of the fund.

19. Comment: For each series of Trust I and Trust IV (except MFS Cash Reserve Fund, MFS Money Market Fund and MFS Government Money Market
         Fund), consider describing in the Principal Strategies section to what extent and for what purpose the fund will invest in derivatives.

         Response: We will include the following sentence in the Principal Strategies section, "MFS may use derivatives for any investment purpose." We are not aware of any requirement to disclose the extent to which a fund may invest in a particular investment.

20. Comment: For each series of Trust I and Trust IV (except MFS Cash Reserve Fund, MFS Money Market Fund and MFS Government Money Market
         Fund), consider adding or amending disclosure to clarify the meaning of"fundamental" and "quantitative analysis" as used in describing the fund's securities selection process in the Principal Strategies section.

         Response: We will include the following disclosure in the Principal Strategies section, "Investments are selected primarily based on fundamental, bottom-up analysis of issuers. Quantitative models that systematically evaluate issuers may also be considered.
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Securities and Exchange Commission
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21.      Comment: For each series of Trust I and Trust IV (except MFS Cash
         Reserve Fund, MFS Money Market Fund and MFS Government Money Market
         Fund), please confirm that the title for each of the portfolio managers is "Investment Officer."

         Response:         Confirmed.


         If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                                        Sincerely,


                                        TIMOTHY M. FAGAN
                                        TIMOTHY M. FAGAN
                                        Assistant Secretary